FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2003

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Consolidated financial results for the six months ended September 30, 2003 which were filed with the Tokyo Stock Exchange on November 13, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date:	November 13, 2003	By:	/s/ NORIAKI YAMAGUCHI

		Name:	Noriaki Yamaguchi
		Title:	Executive Vice President and CFO

Consolidated Financial Results

for the Six Months Ended September 30, 2003

(Prepared in Accordance with U.S. GAAP)

November 13, 2003

KONAMI CORPORATION
Address:	4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan
Stock code number:	9766
URL:	http://www.konami.com
Shares listed:	Tokyo Stock Exchange, New York Stock Exchange, London Stock Exchange and Singapore Exchange
Representative:	Kagemasa Kozuki, Chairman of the Board and Chief Executive Officer
Contact:	Noriaki Yamaguchi, Executive Vice President and Chief Financial Officer (Phone: +81-3-5220-0163)
Date of Board Meeting to approve the financial results:	November 13, 2003
Adoption of U.S. GAAP:	Yes

Note: Financial information presented herein was not audited by independent public accountants.

1. Consolidated Financial Results for the Six Months Ended September 30, 2003

    (Amounts are rounded to the nearest million)

(1) Consolidated Results of Operations

(Millions of Yen, except per share data)

	Net revenues	Year-on- year change (%)	Operating income (loss)	Year-on- year change (%)	Income (loss) before income taxes, minority interest and equity in net income (loss) of affiliated companies	Year-on- year change (%)
Six months ended September 30, 2003	¥129,976	14.8%	¥21,698	113.5%	¥22,408	120.8%
Six months ended September 30, 2002	113,195	—	10,165	—	10,150	—

Year ended March 31, 2003	253,657		(21,870)		(22,096)

	Net income (loss)	Year-on- year change (%)	Net income (loss) per share (Yen)	Diluted net income per share (Yen)
Six months ended September 30, 2003	¥10,859	148.6%	¥90.13	—
Six months ended September 30, 2002	4,368	—	35.66	—

Year ended March 31, 2003	(28,519)		(234.58)	—

Notes:

1.	Equity in net income (loss) of affiliated companies
Six months ended September 30, 2003:	¥230 million
Six months ended September 30, 2002:	644 million
Year ended March 31, 2003:	(1,288) million

2.	Weighted-average common shares outstanding
Six months ended September 30, 2003:	120,484,155 shares
Six months ended September 30, 2002:	122,503,419 shares
Year ended March 31, 2003:	121,572,154 shares

3.	Change in accounting policies: None
4.	Change (%) of net revenues, operating income, income (loss) before income taxes, minority interest and equity in net income (loss) of affiliated companies and net income represents the increase or decrease relative to the same period of the previous year.
5.	Consolidated financial statements for the first half year in the previous year was not prepared in accordance with U.S. GAAP. Therefore, U.S. GAAP consolidated financial information for the first half year ended September 30, 2002 is not presented herein.
6.	Net income (loss) per share was prepared in accordance with Statements of Financial Accounting Standards (SFAS) No. 128 “Earnings per Share”.

(2) Consolidated Financial Position

(Millions of Yen, except per share amounts)

	Total assets	Total shareholders’ Equity	Equity-assets ratio	Total shareholders’ equity per share (Yen)
September 30, 2003	¥290,642	¥96,626	33.3%	¥801.99
September 30, 2002	305,386	125,234	41.0%	1,039.38

March 31, 2003	278,250	90,406	32.5%	750.35

Note:

Number of shares outstanding
September 30, 2003:	120,483,851 shares
September 30, 2002:	120,488,459 shares
March 31, 2003:	120,484,375 shares

(3) Consolidated Cash Flows

(Millions of Yen)

	Net cash provided by (used in)			Cash and cash equivalents at end of period
	Operating activities	Investing activities	Financing activities
Six months ended September 30, 2003	¥16,079	¥(1,254)	¥(6,654)	¥82,282
Six months ended September 30, 2002	6,835	(2,881)	(17,504)	61,547

Year ended March 31, 2003	27,711	(12,242)	(16,443)	74,680

(4) Number of Consolidated Subsidiaries and Companies Accounted for by the Equity Method

Number of consolidated subsidiaries:	28
Number of affiliated companies accounted for by the equity method:	3

(5) Changes in Reporting Entities

Number of consolidated subsidiaries added:	3
Number of consolidated subsidiaries removed:	3

2. Consolidated Financial Forecast for the Year Ending March 31, 2004

(Millions of Yen)

	Net revenues	Operating income	Income before income taxes, minority interest and equity in net income of affiliated companies	Net income
Year ending March 31, 2004	¥255,500	¥27,500	¥26,700	¥14,500

There has been no change in our forecast for the year ending March 31, 2004, since we originally announced on May 22, 2003.

Note:

    Expected net income per share for the year ending March 31, 2004 is ¥120.35

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our exercise entertainment business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies. Please refer to page 13 of the attached material for information regarding the assumptions and other related items used in the preparation of these forecasts.

1. Organizational Structure of the Konami Group

The Konami Group is a conglomerate engaged in global operations in the entertainment industry and is comprised of KONAMI CORPORATION (the “Company”), its 28 consolidated subsidiaries and 3 equity method affiliates.

Each of the Company, its subsidiaries and affiliated companies is categorized into business segments based on its operations as stated below.

Business segment categorization is based on the same criteria explained below under “5. Segment Information (Unaudited)”.

Business Segments	Major Companies
The Company (*1, 9), Konami Marketing Japan, Inc. (*4)
Konami Computer Entertainment Studios, Inc. (*3)
Konami Computer Entertainment Tokyo, Inc.
	Domestic	Konami Computer Entertainment Japan, Inc.
Konami Online, Inc. (*11)
Computer & Video Games		HUDSON SOFT CO., LTD. (*13), Genki Co., Ltd. (*13)
TAKARA CO., LTD. (*12, 13)

Konami of America, Inc. (*2, Note 3)
	Overseas	Konami of Europe GmbH
Konami Marketing (Asia) Ltd.
Konami Software Shanghai, Inc., One other company

Exercise Entertainment	Domestic	Konami Sports Corporation (*5, 7)
Konami Sports Life Corporation, One other company

The Company (*1, 9)
	Domestic	Konami Marketing Japan, Inc. (*4)
Konami Media Entertainment, Inc. (*10)
Toy & Hobby		Konami Traumer, Inc. (*1)

Konami of America, Inc. (*2, Note 3)
	Overseas	Konami of Europe GmbH
Konami Marketing (Asia) Ltd.

The Company (*1, 9)
	Domestic	Konami Marketing Japan, Inc. (*4)
Amusement		KPE, Inc., One other company

Konami Marketing, Inc. (*2, Note 3)
	Overseas	Konami Corporation of Europe B.V. (*6)
Konami Marketing (Asia) Ltd.

	Domestic	The Company (*1, 9)

Gaming	Overseas	Konami Gaming, Inc.
Konami Australia Pty Ltd., One other company

Konami Marketing Japan, Inc. (*4), Konami School, Inc. (*9)
	Domestic	Konami Computer Entertainment School, Inc. (*8)
Konami Real Estate, Inc.
Other		One other company

	Overseas	Konami Corporation of America
Konami Corporation of Europe B.V. (*6), One other company (*6)

Notes:

1.	Companies that have operations categorized in more than one segment are included in each segment in which they operate.

2. Primary changes in major companies for the six months ended September 30, 2003 are as follows:

(*1)	The Company acquired 77.8% of the issued shares of Traumer, Inc. and added Traumer, Inc. to its subsidiaries on April 17, 2003. Consequently, the corporate name of Traumer, Inc. was changed to Konami Traumer, Inc. on the acquisition date.
(*2)	On April 18, 2003, the Company transferred its arcade game sales operations in the U.S. from Konami of America, Inc. to the newly established Konami Marketing, Inc.
(*3)	Konami Computer Entertainment Osaka, Inc. merged with Konami Computer Entertainment Studios, Inc. on May 1, 2003 and changed its corporate name to Konami Computer Entertainment Studios, Inc. on June 18, 2003.
(*4)	On May 1, 2003, Konami Service, Inc. merged with Konami Marketing Japan, Inc. in order to improve customer satisfaction by integrating their sales, marketing and customer service businesses.
(*5)	On May 1, 2003, Konami Athletics Inc. merged with Konami Sports Corporation in order to improve the efficiency of their operations and enhance customer convenience.
(*6)	On June 1, 2003, Konami Marketing Europe Ltd. transferred its amusement business to Konami Corporation of Europe B.V.
(*7)	On July 31, 2003, in order to enhance its business in Kinki area (western part of Japan), Konami Sports Corporation acquired fitness club business from Hankyu Dentetsu Corporation and its subsidiary, Okicey Corporation.
(*8)	On July 31, 2003, Konami School, Inc. changed its name to Konami Computer Entertainment School, Inc.
(*9)	On August 1, 2003, the Company established Konami School, Inc. in order to find talent for our all business segments.
(*10)	On September 30, 2003, Konami Music Entertainment, Inc. changed its name to Konami Media Entertainment, Inc.
(*11)	On September 30, 2003, Konami Mobile & Online, Inc. changed its name to Konami Online, Inc.
(*12)	TAKARA CO., LTD. which had been included in Other segment until the period ended March 31, 2003 is included in Computer & Video Games segment from the six months period ended September 30, 2003.
(*13)	These are equity method affiliates.
3.	On October 1, 2003, Konami of America, Inc. changed its name to Konami Digital Entertainment, Inc and transferred Toy & Hobby segment to Konami Marketing, Inc.

Business Organization

End-users and Customers
Domestic
Overseas
(Sales via Internet)
Merchandise and products
Merchandise and products
Konami Marketing Japan, Inc.
Merchandise, products and logistics
Konami Corporation
Computer & Video Games
(Production, manufacture and sales)
Konami Computer Entertainment Studios, Inc.
Konami Computer Entertainment Tokyo, Inc.
Konami Computer Entertainment Japan, Inc.
Konami Online, Inc.
HUDSON SOFT CO., LTD.
Genki Co., Ltd.
TAKARA CO., LTD.
Merchandise, products and contents
Computer & Video Games Division
Merchandise, products and contents
(Production, manufacture and sales)
Konami of America, Inc.
Konami of Europe GmbH
Konami Marketing (Asia) Ltd.
Konami Software Shanghai, Inc.
one other company
Toy & Hobby
(Production)
Konami Media Entertainment, Inc.
Contents
(Production, manufacture and sales)
Konami Traumer, Inc.
Merchandise and products
Toy & Hobby Division
Merchandise and products
(Sales)
Konami of America, Inc.
Konami of Europe GmbH
Konami Marketing (Asia) Ltd.
Amusement
(Production, manufacture and sales)
KPE, Inc., one other company
Manufacture
Amusement Division
Merchandise and products
(Production, manufacture and sales)
Konami Marketing, Inc.
Konami Corporation of Europe B.V.
Konami Marketing (Asia) Ltd.
Gaming
Gaming Division
Merchandise and products
(Production, manufacture and sales)
Konami Gaming, Inc.
Konami Australia Pty Ltd.
one other company
Exercise Entertainment
(Production, manufacture and sales)
Konami Sports Life Corporation
Manufacture
Products
(Operation of health and fitness clubs)
Konami Sports Corporation
one other company
Other
Konami Real Estate, Inc.
Konami School, Inc.
Konami Computer Entertainment School, Inc.
one other company
Konami Corporation of America
Konami Corporation of Europe B.V.
one other company

2. Management Policy

1. Management Policy

Our management policy places the priorities on our shareholders, sound relationships with all stakeholders, including shareholders and a wide range of social contributions as a good corporate citizen. We aim to make optimum use of the group’s management resources by taking into account the three keywords of our management policy: “Adaptation to Global Standards”, “Maintaining Fair Competition” and “Pursuit of High Profits”.

In order to maximize our shareholders’ values, we continuously increase and improve our market capitalization and provide stable dividends as a means to return profits to shareholders. Retained earnings will be used to invest heavily in prospective and profitable business fields to increase our corporate value and a source for paying dividends.

We are working on maintaining sound relationships with our stakeholders, including investors, end-users, suppliers, employees and the community in general, as well as contributing to the society by supporting a wide range of activities that promote education, sports and culture.

Pursuant to this basic management policy, we aim to be an entertainment enterprise that achieves continuous expansion and the respect of society.

2. Profit Appropriation Policy

We consider stable cash dividends and an increase in corporate value as important means for returning our profits to shareholders. Retained earnings will be used to invest in prospective and profitable business fields to strengthen our growth potential and competitiveness.

3. Policy of Changing Stock Unit

We have recognized an importance of expanding the range of our investors and promoting long-term and stable possession of our stock by our investors for our capital management policy from our early days. On July 1, 1992, we reduced the number of shares constituting one unit from 1,000 to 100. We also exercised 1.5 for 1 stock splits and 2 for 1 stock splits on May 20, 1999 and May 19, 2000, respectively. We continue to work on maximizing shareholders’ benefit, expanding the range of our individual investors and facilitating the liquidity of our shares.

4. Medium to Long-term Strategies and Objectives

Consumers are becoming more and more diversified in their tastes for, and selective about, “entertainment”, while fields within the entertainment industry such as games, toys, movies, music, sports, education, publishing and communications are further merging and overlapping. In such an environment, competition among entertainment companies has intensified and so we believe that an innovative and diversified corporate strategy and further reinforcement of the corporate structure supporting such strategy are inevitable for the continuous growth of a company.

To enhance our brand value, we have developed a new logo as the symbol for our new branding initiative that we are promoting under the tag line “Bikkuri (Be Creative)”, which indicates our core competence of “creativity”. Our goal is to create products that will bring more surprise and fascination to consumers’ lives.

Strengthening our corporate structure is essential in setting the groundwork for our future growth. We continue to strengthen our corporate structure in a variety of ways, such as enhancing our production, marketing and financial resources, building a stronger group management system and establishing a fair and timely disclosure system.

We listed our stock on the New York Stock Exchange on September 30, 2002. Also, our stock has been selected as one of 225 stock brands representing the First Section market of the Tokyo Stock Exchange for the purpose of calculating Nikkei Average Stock Price since October 1, 2003.

We continue to further reinforce our corporate structure in order to become a truly global and leading entertainment company which represents Japan.

5. Corporate Governance Development

It is necessary for us to develop a strong corporate governance in order to implement and maintain our basic management policy.

The first and most important agenda in our corporate governance development program is the reform of the board of directors. We employed an outside corporate officer in May 1992 and introduced an executive officer system in June 1999. In June 2001, we reduced the size of our board of directors from 15 to nine directors. We now have eight directors, four of them are from outside. We endeavored to accelerate the managerial decision-making process, separate oversight and executive functions, strengthen the managerial monitoring system, revitalize the board of directors, and pursue management transparency.

We are working to establish and implement committees in response to the changing environment in which we operate. We established a Risk Management Committee in April 2000 in order to enhance our ability to prevent and respond quickly to internal and external risks. We established a Compliance Committee in September 2001 to reinforce our entire system for monitoring and encouraging compliance with applicable laws, rules and regulations. We established a Disclosure Committee in April 2003 in the wake of listing our stock on the New York Stock Exchange. The Disclosure Committee is working on the development of group company reporting procedures that can facilitate timely and accurate disclosure.

We also established a Konami Group Code of Business Conduct and Ethics in order to integrate the direction and improve the standard at all levels.

3. Business Performance and Cash Flows

1. Business Performance

Overview

Despite the fact that individual consumption is leveling off, the Japanese economy during the interim consolidated accounting period has proved that corporate earnings have been improving, owing to increases in capital investments and exports. There appears a mounting indication that the economy status is rallying, although there are factors that could affect on the Japanese economy, such as unstable long-term interest rates and strong yen tendency.

With respect to the entertainment industry in which we operate, the first half of this accounting period saw sales of video game software platforms such as PlayStation2 leveling off, while online games have become more popular with the expansion of broadband. Regarding software, the size of the market tends to fluctuate based on game titles due to competitive market environment.

The entertainment industry has expanded due to increasing social recognition of the importance of intellectual property creation, encouraged by the government’s initiatives for protecting and nurturing support for intellectual properties, and universities establishing game-related curriculums.

We performed well for the interim consolidated accounting period ended September 30, 2003, especially in the Computer & Video Games and Toy & Hobby business segments, where the Yu-Gi-Oh! products, a home video game software title and the related card game, made solid sales in the U.S. into the second consecutive year and experienced growth in sales and popularity in Europe.

In the Japanese domestic market, a soccer video game software, WORLD SOCCER WINNING ELEVEN 7, achieved sales of one million copies within three weeks after its release. The WINNING ELEVEN series thereby made a million-seller for the recent two consecutive years.

The Exercise Entertainment business segment improved customer satisfaction and extended the network of facilities. The Toy & Hobby business segment developed Kids Smile, a new brand of intellectual education toys, which was introduced in the market in April 2003, and also sold BATTLEACCEL, toys for boys which have received favorable reviews, thereby established a steady position in the toy industry. The Amusement business segment marked stable growth mainly with e-AMUSEMENT products. The Gaming business segment had favorable sales growth in the U.S. by diversifying its product line-up. Sales in Australia also increased steadily.

Overall, we have expanded our business capacity with creativity as a leading global operator in the entertainment industry.

As a result, consolidated net revenues for the interim consolidated accounting period ended September 30, 2003, amounted to ¥ 129,976 million, and consolidated operating income, consolidated net income before income taxes and consolidated net income were ¥ 21,698 million, ¥ 22,408 million and ¥ 10,859 million, respectively.

The interim dividend payout is ¥ 27 per share.

Performance by business segment

Summary of net revenues by business segment:

	Millions of Yen
	Six months ended Sep. 30, 2002	Six months ended Sep. 30, 2003	Year-on-year change (%)
Computer & Video Games	¥35,071	¥38,545	9.9
Exercise Entertainment	40,108	39,729	(0.9)
Toy & Hobby	19,444	31,455	61.8
Amusement	14,788	15,959	7.9
Gaming	3,935	5,165	31.3
Other, Corporate and Eliminations	(151)	(877)	—

Consolidated net revenues	¥113,195	¥129,976	14.8

In the Computer & Video Games segment, sales of WORLD SOCCER WINNING ELEVEN 7 for PlayStation2 achieved one million copies within three weeks after its release in August 2003. Sales of JIKKYO POWAFUL PUROYAKYU 10 for PlayStation2 and GameCube which were released in July 2003 reached 620,000 copies in total. Silent Hill 3 for PlayStation2 and Yu-Gi-Oh! Duel Monsters International: World Wide Edition for Game Boy Advance generated favorable sales.

As for the overseas market, the Yu-Gi-Oh! series continued to be in good demand and Yu-Gi-Oh! World Wide Edition: Stairway to the Destined Duel for Game Boy Advance which was released in April 2003 reached 570,000 copies shipments in the U.S. Sales of Silent Hill 3 for PlayStation2 achieved more than 300,000 copies and Castlevania: Aria of Sorrow for Game Boy Advance and DDRMAX2 for PlayStation2 were also sold well. Silent Hill 3 and Dancing Stage MegaMix for PlayStation2 made solid sales in Europe.

As a result, consolidated net revenues of the Computer & Video Games segment were ¥ 38,545 million (109.9% of consolidated revenues for the six months ended September 30, 2002).

With regard to the Exercise Entertainment segment, our sports club business, we promoted the expansion of the Konami Sports Club facility networks by opening 6 new facilities, including the Aoyama branch (Tokyo) and the Osaka branch (Osaka) and by remodeling the Hitotsubashi-Gakuen branch (Tokyo). The Aoyama branch and the Osaka branch are GRANCISE facilities, our top-end brand. On March 24, 2003, for more effective operation, we acquired all the shares of NISSAY ATHLETICS COMPANY and changed its name to Konami Athletics Inc. It was merged into Konami Sports Corporation on May 1, 2003.

In September 2003, in order to make the best use of our nation-wide franchise operation, we introduced a new membership system for offering services responding to customers’ diversified needs and to improve their convenience.

As for new products and services, in June 2003, we agreed to collaborate with Hakuba-mura (Nagano) in an outdoor sports-related program, followed by the introduction of nature camps for children who are members of Konami Sports Club in July 2003, which enjoyed popularity.

Utilizing our knowledge in entertainment and technology, we introduced EZ series,fitness machines for commercial use,into each facility following the Aoyama branch (Tokyo) opened in April 2003. We also made efforts to increase sales of existing products such as Aerobics Revolution for PlayStation2, which allows players to enjoy realistic aerobics activities at home.

As a result, the consolidated net revenues of the Exercise Entertainment segment were ¥ 39,729 million (99.1 % of consolidated revenues for the six months ended September 30, 2002).

The Toy & Hobby segment maintained solid sales of the Yu-Gi-Oh! Trading Card Game in the U.S. into its second consecutive year. The Yu-Gi-Oh! card game, released in Europe during the year ended March 31, 2003, made solid sales in Italy, Germany and Spain, followed by England and France. We are fully promoting the global expansion of the product. As for the Japanese market, we regard this period as the first year for the Toy & Hobby segment and are strengthening its product line-up. We entered a new market of intellectual education toys in Japan in April 2003, introducing SOUND CUBE-KUN and Sound Mobile to enjoy various sounds and voices. Moreover we introduced BATTLEACCEL, a new radio-controlled battle hobby for boys.

As a result, consolidated net revenues of the Toy & Hobby segment were ¥ 31,455 million (161.8% of consolidated revenues for the six months ended September 30, 2002).

The Amusement segment maintained a favorable acceptance in the market into its second consecutive year. e-AMUSEMENT products for amusement arcades, the MAH-JONG FIGHT CLUB series, which allow players to compete directly with players in other arcade game locations nation-wide via online connection, were well accepted in the market. QUIZ MAGIC ACADEMY, a quiz game which allows players intellectually compete with other players, received favorable reviews, and pop’n music and drummania, music simulation game series, remained strong with the introduction of new variations. The e-AMUSEMENT system contributed to sales as well.

As for token-operated products, Fantasic Fever, a new style of “penny-falls” game machine, which decorates amusement facilities by medals flowing in the air and electric spectaculars like a parade, received favorable reviews. FORTUNE ORB Chapter 2, a new version of FORTUNE ORB, a large-sized “penny-falls” game machine popular for its entertaining stage effects, and GI-TURFWILD, a large scale token operated horse racing games, a leading GI series game featuring a realistic sense of actually “being there” marked favorable sales.

The LCD unit business contributed to sales by introducing differentiated and attractive products to customers.

As a result, consolidated net revenues of the Amusement segment were ¥ 15,959 million (107.9% of consolidated revenues for the six months ended September 30, 2002).

As for the Gaming segment, in North America, our main video slot machines, MARIACHI MADNESS and SOLTICE GOLD, continued to mark solid sales, especially in Nevada, California and Minnesota. In the client management system business, we have entered into contracts with several casinos and being acknowledged in the market. The Gaming segment has obtained a gaming license from the province of Quebec making the total number of its gaming licenses in North America to 19 states. In Australia, we have obtained gaming licenses in every state and sales are improving steadily.

As a results, consolidated net revenues of the Gaming segment were ¥ 5,165 million (131.3% of consolidated revenues for the six months ended September 30, 2002).

2. Cash Flows

Cash flow summary for the six months ended September 30, 2003:

	Millions of Yen
	Six months ended SEP. 30, 2002	Six months ended SEP. 30, 2003	Year-on- year change
Net cash provided by operating activities	¥6,835	¥16,079	¥9,244
Net cash used in investing activities	(2,881)	(1,254)	1,627
Net cash used in financing activities	(17,504)	(6,654)	10,850
Effect of exchange rate changes on cash and cash equivalents	(91)	(569)	(478)
Net increase (decrease) in cash and cash equivalents	(13,641)	7,602	21,243
Cash and cash equivalents, end of the period	61,547	82,282	20,735

Cash flows from operating activities:

Net cash provided by operating activities amounted to ¥ 16,079 million for the six months ended September 30, 2003, compared to ¥ 6,835 million for the six months ended September 30, 2002. This resulted primarily from a net income of ¥ 10,859 million due to overall favorable results, and a decrease in trade notes and accounts receivable of ¥ 5,136 million, offsetting an increase in inventories of ¥ 7,238 million.

Cash flows from investing activities:

Net cash used in investing activities amounted to ¥ 1,254 million for the six months ended September 30, 2003, compared to ¥ 2,881 million for the six months ended September 30, 2002. This resulted primarily from capital expenditure of ¥ 2,832 million, offsetting the proceeds from sales of investment in marketable securities of ¥ 1,593 million.

Cash flows from financing activities:

Net cash used in financing activities amounted to ¥ 6,654 million for the six months ended September30, 2003, compared to ¥ 17,504 million for the six months ended September 30, 2002. This was primarily due to payments of dividends of ¥ 5,544 million and purchases of treasury stock by subsidiaries of ¥ 633 million.

The following table represents certain cash flow indexes for the six months ended September 30, 2003:

	Six months ended Sep. 30, 2002	Six months ended Sep. 30, 2003	Year ended March 31, 2003
Equity-assets ratio (%)	41.0	33.3	32.5
Equity-assets ratio based on market capitalization (%)	123.5	148.0	75.1
Years of debt redemption (years)	9.3	4.7	2.7
Interest coverage ratio (times)	15.4	37.8	29.5

Equity-assets ratio = Shareholders’ equity / Total assets

Equity-assets ratio based on market capitalization = Market capitalization / Total assets

Years of debt redemption = Interest-bearing debts / Cash flows from operating activities

Interest coverage ratio = Cash flows from operating activities / Interest paid

Notes:

1.	The above indexes are calculated on a consolidated basis with U.S. GAAP figures.
2.	Cash flows from operating activities are equal to net cash provided by operating activities on the consolidated statements of cash flows.
3.	Interest-bearing debts include all the liabilities on the consolidated balance sheets that incur interest expense.

3.Activities for the Future

The Computer & Video Games segment expects to release branded popular sports titles such as WORLD SOCCER WINNING ELEVEN: Tactics, WORLD SOCCER WINNING ELEVEN 7: International and Castlevania in the Japanese market.In the U.S., we have released TEENAGE MUTANT NINJA TURTLES, a cartoon TV program started in February 2003. We also expect to release

Yu-Gi-Oh! The Sacred Cards, Yu-Gi-Oh! World Championship Tournament 2004 and Castlevania: Lament of Innocence in the U.S. and Pro Evolution Soccer 3 in Europe.

The Exercise Entertainment segment will continuously strive for providing safe, clean and comfortable facilities that fully satisfy members’ diversified needs by improving quality of the services, and continue to expand our network of fitness clubs. Based on the concept of “Exertainment” which provides ways of exercising and relaxing that members can continue, we will actively introduce next generation fitness machines including EZ series into Konami Sports Club and expand our home fitness product line-up.

The Toy & Hobby segment expects to continuously release new Yu-Gi-Oh! card games, which are gaining successful market acceptance in the U.S. and Europe, and promote the global expansion of our products. In the domestic market, we expect to expand the product line-up of boy’s toy, mainly GRANSAZERS series,an cartoon TV program started in October 2003. We also plan to improve sales in a new market of the intellectual and educational toys that we entered from this period.

The Amusement segment expects to introduce new titles such as WORLD SOCCER WINNING ELEVEN 2003, an arcade version compatible to e-AMUSEMENT, and WARTRAN TROOPERS, a multi-player-cooperative shooting game in the video games area. We also expect to introduce new titles such as Monster Gate for on-line battle and GIGADRAKE which is a hybrid of card battle and token-operated games in the token-operated game area.

The Gaming segment expects to expand the product range by introducing stepper reels. Wewill also promote to cultivate new markets outside of North America and Australia.

As for the group as a whole, each business segment will make efforts to provide high-quality products and services, which target consumer needs, focusing on “Pursuit of High Profit”.

There has been no change in our forecast for the year ending March 31, 2004, since we originally announced on May 22, 2003.

We expect that year-end dividend shall be ¥ 27 per share (¥ 54 for the year including the interim dividend of ¥ 27).

Cautionary Statements with Respect to Outlook

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our exercise entertainment business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies.

4. Consolidated Financial Statements

(1) Consolidated Balance Sheets (Unaudited)

	Millions of Yen						Thousands of U.S. Dollars
	September 30, 2002		September 30, 2003		March 31, 2003		September 30, 2003
		%		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥61,547		¥82,282		¥74,680		$739,613
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥611 million, ¥659 million ($5,926 thousand) and¥976 million at September 30, 2002, September 30, 2003 and March 31, 2003, respectively	23,938		23,722		29,107		213,231
Inventories	18,280		20,291		13,359		182,391
Deferred income taxes, net	10,384		12,193		12,820		109,600
Prepaid expenses and other current assets	6,847		10,173		6,739		91,443

Total current assets	120,996	39.6	148,661	51.1	136,705	49.1	1,336,278
PROPERTY AND EQUIPMENT, net	43,283	14.2	47,338	16.3	46,284	16.6	425,510
INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	169		113		189		1,016
Investments in and advances to affiliates	13,961		12,472		12,422		112,108
Identifiable intangible assets	58,387		46,168		46,503		414,993
Goodwill	37,150		464		125		4,171
Lease deposits	23,604		24,217		24,489		217,681
Other assets	7,836		11,209		11,533		100,755
Total investments and other assets	141,107	46.2	94,643	32.6	95,261	34.3	850,724

TOTAL ASSETS	¥305,386	100.0	¥290,642	100.0	¥278,250	100.0	$2,612,512

See accompanying notes to consolidated financial statements

	Millions of Yen						Thousands of U.S. Dollars
	September 30, 2002		September 30, 2003		March 31, 2003		September 30, 2003
		%		%		%
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	¥13,401		¥3,108		¥8,308		$27,937
Current portion of long-term debt and capital lease obligations	2,046		2,977		1,815		26,760
Trade notes and accounts payable	18,043		18,231		18,684		163,874
Accrued income taxes	6,878		17,926		13,788		161,133
Accrued expenses	16,391		18,089		18,968		162,598
Deferred revenue	5,464		6,739		5,535		60,575
Other current liabilities	5,719		4,500		4,676		40,449

Total current liabilities	67,942	22.3	71,570	24.6	71,774	25.8	643,326
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	48,331		69,026		63,514		620,458
Accrued pension and severance costs	2,579		2,508		2,345		22,544
Deferred income taxes, net	22,600		19,389		18,854		174,283
Other long-term liabilities	3,891		3,402		2,502		30,580

Total long-term liabilities	77,401	25.3	94,325	32.4	87,215	31.3	847,865

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	34,809	11.4	28,121	9.7	28,855	10.4	252,773

COMMITMENTS AND CONTINGENCIES	—		—		—		—

SHAREHOLDERS’ EQUITY:
Common stock, no par value- Authorized 450,000,000 shares; issued 128,737,566 shares at September 30, 2002, September 30, 2003 and March 31, 2003	47,399	15.5	47,399	16.3	47,399	17.0	426,058
Additional paid-in capital	46,736	15.3	46,736	16.1	46,736	16.8	420,099
Legal reserve	2,163	0.7	—		2,163	0.8	—
Retained earnings	54,157	17.7	27,787	9.6	18,981	6.8	249,771
Accumulated other comprehensive income	430	0.2	368	0.1	790	0.3	3,308

Total	150,885	49.4	122,290	42.1	116,069	41.7	1,099,236
Treasury stock, at cost- 8,249,107 shares, 8,253,715 shares and 8,253,191 shares at September 30, 2002, September 30, 2003 and March 31, 2003, respectively	(25,651)	(8.4)	(25,664)	(8.8)	(25,663)	(9.2)	(230,688)

Total shareholders’ equity	125,234	41.0	96,626	33.3	90,406	32.5	868,548

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	¥305,386	100.0	¥290,642	100.0	¥278,250	100.0	$2,612,512

See accompanying notes to consolidated financial statements

(2) Consolidated Statements of Operations (Unaudited)

	Millions of Yen						Thousands of U.S. Dollars
	Six months ended September 30, 2002		Six months ended September 30, 2003		Year ended March 31, 2003		Six months ended September 30, 2003
		%		%		%
NET REVENUES:
Product sales revenue	¥75,209		¥91,261		¥178,766		$820,324
Service revenue	37,986		38,715		74,891		348,000

Total net revenues	113,195	100.0	129,976	100.0	253,657	100.0	1,168,324

COSTS AND EXPENSES:
Costs of products sold	43,726		50,618		112,364		454,993
Costs of services rendered	33,486		31,798		62,515		285,825
Impairment charge for goodwill and other intangible assets	—		—		47,599		—
Selling, general and administrative	25,818		25,862		53,049		232,468

Total costs and expenses	103,030	91.0	108,278	83.3	275,527	108.6	973,286

Operating income (loss)	10,165	9.0	21,698	16.7	(21,870)	(8.6)	195,038

OTHER INCOME (EXPENSES):
Interest income	169		228		373		2,049
Interest expense	(443)		(425)		(938)		(3,820)
Gain on sale of subsidiary shares	552		—		904		—
Other, net	(293)		907		(565)		8,153

Other income (expenses), net	(15)	0.0	710	0.5	(226)	(0.1)	6,382

INCOME (LOSS) BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	10,150	9.0	22,408	17.2	(22,096)	(8.7)	201,420
INCOME TAXES:	5,212	4.6	10,669	8.2	6,186	2.4	95,901
INCOME (LOSS) BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	4,938	4.4	11,739	9.0	(28,282)	(11.1)	105,519
MINORITY INTEREST IN INCOME (LOSS) OF CONSOLIDATED SUBSIDIARIES	1,214	1.1	1,110	0.8	(1,051)	(0.4)	9,977
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	644	0.6	230	0.2	(1,288)	(0.5)	2,067

NET INCOME (LOSS)	¥4,368	3.9	¥10,859	8.4	¥(28,519)	(11.2)	$97,609

See accompanying notes to consolidated financial statements

PER SHARE DATA:	Yen			U.S. Dollars
	Six months ended September 30, 2002	Six months ended September 30, 2003	Year ended March 31, 2003	Six months ended September 30, 2003
Basic and diluted net income (loss) per share	¥35.66	¥90.13	¥(234.58)	$0.81

Weighted-average common shares outstanding	122,503,419	120,484,155	121,572,154

Note:	Net income (loss) per share was prepared in accordance with Statement of Financial Accounting Standard (SFAS) No. 128 “Earnings per Share”. The Company and its subsidiaries had no dilutive securities outstanding at September 30, 2002, September 30, 2003 and March 31, 2003, and therefore there was no difference between basic and diluted EPS.

See accompanying notes to consolidated financial statements

(3) Consolidated Statements of Shareholders’ Equity (Unaudited)

For the six months ended September 30, 2002

	Millions of Yen
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock, at Cost	Total Shareholders’ Equity
Balance at March 31, 2002	¥47,399	¥46,736	¥2,163	¥53,149	¥546	¥(15,003)	¥134,990
Net income				4,368			4,368
Cash dividends, ¥27.0 per share				(3,360)			(3,360)
Net unrealized gains on available-for-sale securities					97		97
Foreign currency translation adjustments					(213)		(213)
Repurchase of treasury stock						(10,648)	(10,648)

Balance at September 30, 2002	¥47,399	¥46,736	¥2,163	¥54,157	¥430	¥(25,651)	¥125,234

For the six months ended September 30, 2003

	Millions of Yen
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock, at Cost	Total Shareholders’ Equity
Balance at March 31, 2003	¥47,399	¥46,736	¥2,163	¥18,981	¥790	¥(25,663)	¥90,406
Net income				10,859			10,859
Cash dividends, ¥35.0 per share				(4,216)			(4,216)
Net unrealized gains on available-for-sale securities					160		160
Foreign currency translation adjustments					(582)		(582)
Repurchase of treasury stock						(1)	(1)
Transfer from legal reserve			(2,163)	2,163			—

Balance at September 30, 2003	¥47,399	¥46,736	—	¥27,787	¥368	¥(25,664)	¥96,626

See accompanying notes to consolidated financial statements

For the year ended March 31, 2003

	Millions of Yen
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock, at Cost	Total Shareholders’ Equity
Balance at March 31, 2002	¥47,399	¥46,736	¥2,163	¥53,149	¥546	¥(15,003)	¥134,990
Net loss				(28,519)			(28,519)
Cash dividends, ¥ 46.0 per share				(5,649)			(5,649)
Net unrealized gains on available-for-sale securities					159		159
Foreign currency translation adjustments					85		85
Repurchase of treasury stock						(10,660)	(10,660)

Balance at March 31, 2003	¥47,399	¥46,736	¥2,163	¥18,981	¥790	¥(25,663)	¥90,406

For the six months ended September 30, 2003
	Thousands of U.S. Dollars
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock, at Cost	Total Shareholders’ Equity
Balance at March 31, 2003	$426,058	$420,099	$19,443	$170,616	$7,101	$(230,679)	$812,638
Net income				97,609			97,609
Cash dividends, $0.31 per share				(37,897)			(37,897)
Net unrealized gains on available-for-sale securities					1,438		1,438
Foreign currency translation adjustments					(5,231)		(5,231)
Repurchase of treasury stock						(9)	(9)
Transfer from legal reserve			(19,443)	19,443			—

Balance at September 30, 2003	$426,058	$420,099	—	$249,771	$3,308	$(230,688)	$868,548

See accompanying notes to consolidated financial statements

(4) Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen			Thousands of U.S. Dollars
	Six months ended September 30, 2002	Six months ended September 30, 2003	Year ended March 31, 2003	Six months ended September 30, 2003
Cash flows from operating activities:
Net income (loss)	¥4,368	¥10,859	¥(28,519)	$97,609
Adjustments to reconcile net income (loss) to net cash provided by operating activities -
Depreciation and amortization	5,909	3,972	11,979	35,703
Impairment charge for goodwill and other intangible assets	—	—	47,599	—
Provision for doubtful receivables	623	(253)	429	(2,274)
Loss on sale or disposal of property and equipment, net	612	652	2,344	5,861
Loss (gain) on sale of marketable securities	24	(1,303)	(20)	(11,712)
Gain on sale of subsidiary shares	(552)	—	(904)
Equity in net loss (income) of affiliated companies	(644)	(230)	1,288	(2,067)
Minority interest	1,214	1,110	(1,051)	9,977
Deferred income taxes	(1,243)	1,159	(11,326)	10,418
Change in assets and liabilities, net of business acquired:
Decrease in trade notes and accounts receivable	9,610	5,136	4,580	46,166
Decrease (increase) in inventories	(2,390)	(7,238)	2,556	(65,061)
Increase (decrease) in trade notes and accounts payable	(2,243)	439	(1,521)	3,946
Increase (decrease) in accrued income taxes	(6,385)	4,083	394	36,701
Decrease in accrued expenses	(4,175)	(758)	(2,271)	(6,813)
Increase in deferred revenue	1,598	1,204	1,669	10,822
Other, net	509	(2,753)	485	(24,746)

Net cash provided by operating activities	6,835	16,079	27,711	144,530
Cash flows from investing activities:
Purchases of investments in a subsidiary	(315)	—	(315)	—
Proceeds from sales of investments in subsidiaries	2,081	—	2,081	—
Capital expenditures	(4,886)	(2,832)	(15,357)	(25,456)
Proceeds from sales of property and equipment	1,098	73	2,234	656
Proceeds from sales of investments in marketable securities	241	1,593	371	14,319
Acquisition of new subsidiaries, net of cash acquired	—	(206)	(449)	(1,852)
Decrease in time deposits	517	63	516	566
Decrease (increase) in lease deposits, net	(402)	272	(306)	2,445
Other, net	(1,215)	(217)	(1,017)	(1,950)

Net cash used in investing activities	(2,881)	(1,254)	(12,242)	(11,272)
Cash flows from financing activities:
Net increase (decrease) in short-term borrowings	2,615	(5,268)	(2,448)	(47,353)
Proceeds from long-term debt	—	6,400	15,402	57,528
Repayments of long-term debt	(2,486)	(315)	(2,765)	(2,831)
Principal payments under capital lease obligations	(1,207)	(1,177)	(3,439)	(10,580)
Dividends paid	(3,769)	(5,544)	(6,324)	(49,834)
Purchases of treasury stock by parent company	(10,648)	(1)	(10,660)	(9)
Purchases of treasury stock by subsidiaries	(1,782)	(633)	(4,516)	(5,690)
Other, net	(227)	(116)	(1,693)	(1,042)

Net cash used in financing activities	(17,504)	(6,654)	(16,443)	(59,811)
Effect of exchange rate changes on cash and cash equivalents	(91)	(569)	466	(5,115)
Net increase (decrease) in cash and cash equivalents	(13,641)	7,602	(508)	68,332
Cash and cash equivalents, beginning of the period	75,188	74,680	75,188	671,281

Cash and cash equivalents, end of the period	¥61,547	¥82,282	¥74,680	$739,613

See accompanying notes to consolidated financial statements

5. Segment Information (Unaudited)

(1) Operations in Different Industries

Six months ended September 30, 2002	Computer & Video Games	Exercise Entertainment	Toy & Hobby	Amusement	Gaming	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥34,403	¥40,083	¥19,425	¥14,385	¥3,935	¥964	¥113,195
Intersegment	668	25	19	403	—	(1,115)	—

Total	35,071	40,108	19,444	14,788	3,935	(151)	113,195
Operating expenses	29,102	39,698	12,542	12,050	4,179	5,459	103,030

Operating income (loss)	¥5,969	¥410	¥6,902	¥2,738	¥(244)	¥(5,610)	¥10,165

Six months ended September 30, 2003	Computer & Video Games	Exercise Entertainment	Toy & Hobby	Amusement	Gaming	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥37,195	¥39,676	¥31,420	¥15,654	¥5,165	¥866	¥129,976
Intersegment	1,350	53	35	305	—	(1,743)	—

Total	38,545	39,729	31,455	15,959	5,165	(877)	129,976
Operating expenses	30,605	38,725	19,527	11,049	4,824	3,548	108,278

Operating income (loss)	¥7,940	¥1,004	¥11,928	¥4,910	¥341	¥(4,425)	¥21,698

Year ended March 31, 2003	Computer & Video Games	Exercise Entertainment	Toy & Hobby	Amusement	Gaming	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥85,891	¥78,437	¥45,887	¥33,105	¥8,215	¥2,122	¥253,657
Intersegment	1,585	88	61	1,200	—	(2,934)	—

Total	87,476	78,525	45,948	34,305	8,215	(812)	253,657
Operating expenses	73,489	127,937	29,319	27,035	8,384	9,363	275,527

Operating income (loss)	¥13,987	¥(49,412)	¥16,629	¥7,270	¥(169)	¥(10,175)	¥(21,870)

Six months ended September 30, 2003	Computer & Video Games	Exercise Entertainment	Toy & Hobby	Amusement	Gaming	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$334,337	$356,638	$282,427	$140,710	$46,427	$7,785	$1,168,324
Intersegment	12,135	477	315	2,741	—	(15,668)	—

Total	346,472	357,115	282,742	143,451	46,427	(7,883)	1,168,324
Operating expenses	275,101	348,090	175,524	99,317	43,362	31,892	973,286

Operating income (loss)	$71,371	$9,025	$107,218	$44,134	$3,065	$(39,775)	$195,038

Notes:	1.	Primary businesses of each segment are as follows:
		Computer & Video Games:	Production and sale of home-use video game software
		Exercise Entertainment:	Operation of health and fitness clubs
		Toy & Hobby:	Production and sale of character related products
		Amusement:	Manufacture and sale of amusement arcade games and token-operated games
		Gaming:	Manufacture and sale of gaming machines for overseas market
	2.	“Other” consists of segments which do not meet the quantitative criteria for separate presentation under SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information.”
	3	“Corporate” primarily consists of administrative expenses for the Company.
	4.	“Eliminations” primarily consist of eliminations of intercompany sales and of intercompany profits on inventories.
	5.	In the fourth quarter ended March 31, 2002, the Amusement segment transferred its health entertainment business to the Exercise Entertainment segment, and the Gaming segment transferred its token-operated game machine business to the Amusement segment. In accordance with these changes, results for the six months ended September 30, 2002 have been reclassified to conform to the presentation for the year ended March 31, 2003.
	6.	Effective this second quarter ended September 30, 2003, Other segment is combined with Corporate and Eliminations. In accordance with this change, results for the six months ended September 30, 2002 and for the year ended March 31, 2003 have been reclassified to conform to the presentation for the year ended September 30, 2003.
	7.	Intersegment revenues primarily consist of sub-licensing of intellectual property rights from Computer & Video Games and Toy & Hobby to Amusement and Gaming and sales of hardware and components from Amusement to Computer & Video Games and Exercise Entertainment
	8.	An impairment charge of ¥ 47,599 million for goodwill and other intangible assets was included in the operating expenses of the Exercise Entertainment segment for the year ended March 31, 2003.

(2) Operations in Geographic Areas

Six months ended September 30, 2002	Japan	Americas	Europe	Asia / Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥91,796	¥13,878	¥4,005	¥3,516	¥113,195	—	¥113,195
Intersegment	15,805	189	27	235	16,256	¥(16,256)	—

Total	107,601	14,067	4,032	3,751	129,451	(16,256)	113,195
Operating expenses	96,299	15,047	4,473	2,996	118,815	(15,785)	103,030

Operating income (loss)	¥11,302	¥(980)	¥(441)	¥755	¥10,636	¥(471)	¥10,165

Six months ended September 30, 2003	Japan	Americas	Europe	Asia / Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥84,812	¥27,026	¥14,090	¥4,048	¥129,976	—	¥129,976
Intersegment	37,716	154	88	179	38,137	¥(38,137)	—

Total	122,528	27,180	14,178	4,227	168,113	(38,137)	129,976
Operating expenses	101,192	26,978	13,264	3,352	144,786	(36,508)	108,278

Operating income (loss)	¥21,336	¥202	¥914	¥875	¥23,327	¥(1,629)	¥21,698

Year ended March 31, 2003	Japan	Americas	Europe	Asia / Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥182,345	¥47,729	¥16,297	¥7,286	¥253,657	—	¥253,657
Intersegment	50,670	805	27	506	52,008	¥(52,008)	—

Total	233,015	48,534	16,324	7,792	305,665	(52,008)	253,657
Operating expenses	258,551	47,112	14,917	6,236	326,816	(51,289)	275,527

Operating income (loss)	¥(25,536)	¥1,422	¥1,407	¥1,556	¥(21,151)	¥(719)	¥(21,870)

Six months ended September 30, 2003	Japan	Americas	Europe	Asia / Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$762,355	$242,930	$126,652	$36,387	$1,168,324	—	$1,168,324
Intersegment	339,020	1,384	791	1,609	342,804	$(342,804)	—

Total	1,101,375	244,314	127,443	37,996	1,511,128	(342,804)	1,168,324
Operating expenses	909,591	242,498	119,227	30,131	1,301,447	(328,161)	973,286

Operating income (loss)	$191,784	$1,816	$8,216	$7,865	$209,681	$(14,643)	$195,038

Note:	1.	For the purpose of presenting its operations in geographic areas above, the Company and its subsidiaries attribute revenues from external customers to individual countries in each area based on where products are sold and services are provided.
	2.	An impairment charge of ¥ 47,599 million for goodwill and other intangible assets was included in the operating expenses of the Japan segment for the year ended March 31, 2003.

Notes (Unaudited)

1.	The U.S. dollar amounts included herein represent a translation using the mid price for telegraphic transfer of U.S. dollars as of September 30, 2003 of ¥111.25 to $1 and are included solely for the convenience of the reader. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars at the above or any other rate.

2.	The consolidated financial statements presented herein were prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

6. Summary of Non-consolidated Financial Results

for the Six Months Ended September 30, 2003

(Prepared in Accordance with Japanese GAAP)

November 13, 2003

KONAMI CORPORATION
Address:	4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan
Stock code number:	9766
URL:	http://www.konami.com
Shares listed:	Tokyo Stock Exchange, New York Stock Exchange, London Stock Exchange and Singapore Exchange
Representative:	Kagemasa Kozuki, Chairman of the Board and Chief Executive Officer
Contact:	Noriaki Yamaguchi, Executive Vice President and Chief Financial Officer (Phone: +81-3-5220-0163)
Date of Board Meeting to approve the financial results:	November 13, 2003
Date of commencement of interim dividend payment:	December 8, 2003
Adoption of interim dividend system:	Yes
Adoption of unit trading system:	Yes (1 unit: 100 shares)

1. Financial Results for the Six Months Ended September 30, 2003

(1) Results of Operations

	(Figures truncated)
	Net revenues (¥ million)	Year-on-year change (%)	Operating income (¥ million)	Year-on-year change (%)	Ordinary income (¥ million)	Year-on-year change (%)
Six months ended September 30, 2003	¥74,240	36.4	¥13,572	186.3	¥17,215	201.9
Six months ended September 30, 2002	54,433	19.2	4,740	22.1	5,701	35.3

Year ended March 31, 2003	130,186	—	11,577	—	13,068	—

	Net income (¥ million)	Year-on-year change (%)	Net income per share (¥)
Six months ended September 30, 2003	¥11,107	184.1	¥92.19
Six months ended September 30, 2002	3,909	81.9	31.91

Year ended March 31, 2003	(11,284)	—	(92.82)

Notes:

1.	Weighted-average common shares outstanding
Six months ended September 30, 2003:	120,484,155 shares
Six months ended September 30, 2002:	122,503,419 shares
Year ended March 31, 2003:	121,572,154 shares
2.	Change in accounting policies: None
3.	Change (%) of net revenues, operating income, ordinary income and net income represents the percentage change of the increase or decrease compared to the same period of the previous year.

(2) Dividends

	Cash dividends per share
	Interim (¥)	Annual (¥)
Six months ended September 30, 2003	¥27.00	—
Six months ended September 30, 2002	19.00	—

Year ended March 31, 2003	—	54.00

(3) Financial Position

	Total assets (¥ million)	Total shareholders’ equity (¥ million)	Equity-assets ratio (%)	Total shareholders’ equity per share (¥)
September 30, 2003	¥193,669	¥111,997	57.8	¥929.56
September 30, 2002	190,493	122,271	64.2	1,014.80

March 31, 2003	186,668	105,107	56.3	872.38

Notes:

Number of shares outstanding
September 30, 2003:	120,483,851 shares
September 30, 2002:	120,488,459 shares
March 31, 2003:	120,484,375 shares

Number of treasury stock
September 30, 2003:	8,253,715 shares
September 30, 2002:	8,249,107 shares
March 31, 2003:	8,253,191 shares

2. Financial Forecast for the Year Ending March 31, 2004

	Net revenues (¥ million)	Ordinary income (¥ million)	Net income (¥ million)	Cash dividends per share
				Year-end (¥)	Annual (¥)
Year ending March 31, 2004				¥27.00	¥54.00

Notes:

1. Non-consolidated financial forecast for the year ending March 31, 2004 is not disclosed.

7. Non-consolidated Financial Statements

(1) Non-consolidated Balance Sheets (Unaudited)

	(Millions of Yen)
	September 30, 2002		September 30, 2003		March 31, 2003
		%		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥23,892		¥40,926		¥31,976
Trade notes receivable	32		13		37
Trade accounts receivable	24,482		30,666		30,068
Inventories	5,704		6,920		5,418
Short-term loans receivable	10,935		—		12,797
Other	11,257		22,746		24,916
Allowance for doubtful accounts	(245)		(279)		(407)

Total current assets	76,059	39.9	100,993	52.1	104,806	56.1
FIXED ASSETS (Note 1):
Tangible fixed assets	8,913		1,533		8,991
Intangible fixed assets	1,417		1,071		1,407
Investment securities	101,608		83,448		66,219
Other	2,494		6,722		5,316
Allowance for doubtful accounts	—		(99)		(73)
Investments and other assets	104,103		90,070		71,463

Total fixed assets	114,434	60.1	92,675	47.9	81,862	43.9

TOTAL ASSETS	¥190,493	100.0	¥193,669	100.0	¥186,668	100.0

See accompanying notes to non-consolidated financial statements

	(Millions of Yen)
	September 30, 2002		September 30, 2003		March 31, 2003
		%		%		%
LIABILITIES AND SHAREHOLDERS EQUITY
CURRENT LIABILITIES:
Trade notes payable	¥5,843		¥5,696		¥6,091
Trade accounts payable	7,313		8,666		10,217
Short-term borrowings	—		7,418		11,852
Current portion of long-term debt	—		912		—
Income taxes payable	1,577		4		15
Other (Note 3)	5,380		5,783		5,491

Total current liabilities	20,114	10.6	28,480	14.7	33,667	18.0
LONG-TERM LIABILITIES:
Straight bonds	45,000		45,000		45,000
Long-term debt	—		5,340		—
Allowance for directors’ retirement Benefits	1,350		1,354		1,353
Long-term deposits received	327		67		110
Allowance for loss incurred by subsidiaries	1,430		1,430		1,430

Total long-term liabilities	48,107	25.2	53,192	27.5	47,893	25.7

Total liabilities	68,222	35.8	81,672	42.2	81,560	43.7

SHAREHOLDERS’ EQUITY:
Common Stock	47,398	24.9	47,398	24.5	47,398	25.4
Additional paid-in capital	47,106	24.7	47,106	24.3	47,106	25.2
Retained earnings	53,417	28.0	43,155	22.3	36,265	19.4
Legal reserve	2,163		—		2,163
Voluntary earned surplus	44,301		24,301		44,301
Unappropriated earned surplus	6,951		18,854		(10,200)
Treasury Stock	(25,651)	(13.4)	(25,663)	(13.3)	(25,662)	(13.7)

Total shareholders’ equity	122,271	64.2	111,997	57.8	105,107	56.3

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	¥190,493	100.0	¥193,669	100.0	¥186,668	100.0

See accompanying notes to non-consolidated financial statements

(2) Non-consolidated Statements of Operations (Unaudited)

	(Millions of Yen)

	Six months ended September 30, 2002		Six months ended September 30, 2003		Year ended March 31, 2003
		%		%		%
Net revenues	¥54,433	100.0	¥74,240	100.0	¥130,186	100.0
Cost of revenues	42,486	78.1	50,629	68.2	101,304	77.8

Gross profit	11,946	21.9	23,611	31.8	28,881	22.2
Selling, general and administrative expenses	7,206	13.2	10,039	13.5	17,303	13.3

Operating income	4,740	8.7	13,572	18.3	11,577	8.9
Non-operating income (Note 1)	1,709	3.1	4,067	5.5	2,843	2.2
Non-operating expenses (Note 2)	747	1.4	423	0.6	1,352	1.0

Ordinary income	5,701	10.5	17,215	23.2	13,068	10.1
Extraordinary income (Note 3)	—	—	1,541	2.1	5,742	4.4
Extraordinary losses (Note 4)	83	0.2	2,135	2.9	39,401	30.3

Income (loss) before income taxes	5,618	10.3	16,622	22.4	(20,590)	(15.8)
Income taxes:
Current	1,931		4		15
Deferred	(222)		5,511		(9,321)

Total income taxes	1,708	3.1	5,515	7.4	(9,306)	7.1

Net income (loss)	3,909	7.2	11,107	15.0	(11,284)	(8.7)
Unappropriated earned surplus carried forward	3,042		5,583		3,042
Reversal of legal reserve	—		2,163		—
Interim cash dividends	—		—		2,289
Increase in retained earnings from acquisition following a corporate split	—		—		331

Unappropriated earned surplus	¥6,951		¥18,854		¥(10,200)

See accompanying notes to non-consolidated financial statements

Basis of Presentation

The accompanying interim non-consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Japan.

Summary of Significant Accounting Policies

1.	Marketable and Investment Securities

Investments in subsidiaries and affiliated companies and other securities for which the market value is not readily determinable are stated at cost based on the moving average method.

Other securities for which the market value is determinable are stated at market value as of the balance sheet date. Unrealized gains and losses on those securities are reported in the shareholders’ equity and the cost of securities sold is determined by the moving average method.

2.	Derivative Financial Instruments

Derivative financial instruments are stated at market value.

3.	Inventories

Inventories other than work in process are stated at cost determined by the moving average method. Work in process consisting of hardware products is stated at cost determined by the moving average method while work in process consisting of software products is stated at cost determined by the specific identification method.

4.	Depreciation Methods

Tangible fixed assets are depreciated using the declining balance method while intangible fixed assets are amortized mainly using the straight-line method. For in-house software, amortization is computed using the straight-line method based on the estimated useful life of 5 years.

5.	Provisions
(a)	Allowance for doubtful accounts

Generally, allowance for doubtful accounts is calculated based on the actual ratio of bad debt losses incurred. For specific accounts with higher possibility of bad debt loss, the allowance is determined by independent judgment.

(b)	Allowance for employees’ retirement benefits (Prepaid pension expense)

Allowance for retirement benefits to be paid to employees as of balance sheet date is calculated based on the estimated amount of the projected benefit obligation and the plan assets at the fiscal year-end. Unrecognized net transition asset or obligation is amortized over 13 years.

Unrecognized actuarial net gain or loss will be amortized from the following fiscal year within the average remaining service period of 13 years on a straight-line basis.

(c)	Allowance for directors’ retirement benefits

Required amount for retirement benefits to be paid to directors as of balance sheet date is reserved as liability.

(d)	Allowance for loss incurred by subsidiaries

Allowance for loss incurred by subsidiaries is provided at the amount determined based on its financial condition.

6.	Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated at the current exchange rates as of the balance sheet date, and the translation gains and losses are credited or charged to income.

7.	Leases

Finance leases other than those that deem to transfer ownership of the leased property to the lessee are accounted for as operating lease transactions.

8.	Other significant matters
(a)	Consumption Tax

Consumption tax is excluded from the stated amount of revenue and expenses.

(b)	Income Taxes

Current and deferred income taxes for the six months ended September 30, 2003 are calculated on the assumption of the reversal of reserve for advanced depreciation in appropriations of retained earnings planned at the fiscal year-end.

(c)	Accounting for treasury stock and reversal of legal reserve

Effective from the previous fiscal year, the Company adopted “Accounting Standard on Treasury Stock and Reversal of Legal Reserves” (Accounting Standard Board statement No. 1), which was issued by Accounting Standard Board of Japan. The effect of adoption on the Company’s net income was immaterial.

Due to revision of “Regulations Concerning the Terminology, Forms and Preparation Methods of interim Financial Statements,” the Company discloses shareholders’ equity in accordance with the revised regulation.

Change in Presentation of Non-consolidated Financial Statements

1.	Non-consolidated Balance Sheets

Short-term loans receivable is stated in other of current assets while it had been represented independently on the previous statements. It is ¥4,041 million as of balance sheet date, September 30, 2003.

Notes to Non-consolidated Financial Statements

Notes to Balance Sheets

1.	Accumulated depreciation of tangible fixed assets is as follows:

(Millions of Yen)

	September 30, 2002	September 30, 2003	March 31, 2003
Accumulated depreciation of tangible fixed assets	¥6,766	¥2,927	¥7,143

2.	The Company guarantees subsidiaries’ loans payable to financial institutions as follows:

(Millions of Yen)

	September 30, 2002	September 30, 2003	March 31, 2003
Konami of America, Inc.	¥245	—	—
	(US$ 2,000 thousand)
Konami Gaming, Inc.	1,851	—	¥1,607
	(US$15,100 thousand)		(US$ 13,375 thousand)
Total	¥2,096	—	¥1,607

3.	Net amount of consumption tax payable and consumption tax to be refunded is included in “Other” of current liabilities.

Notes to Statements of Operations

1.	Non-operating income mainly consists of the following:

Six months ended September 30, 2002:	Dividend income: ¥1,628 million, Interest income: ¥4 million

Six months ended September 30, 2003:	Dividend income: ¥3,744 million, Interest income: ¥41 million, Foreign exchange gains: ¥56 million

Year ended March 31, 2003:	Dividend income: ¥2,329 million, Interest income: ¥30 million

2.	Non-operating expenses mainly consist of the following:

Six months ended September 30, 2002:	Bond interest expenses: ¥200 million, Foreign exchange losses: ¥154 million, Related expenses for NYSE listing: ¥366 million

Six months ended September 30, 2003:	Bond interest expenses: ¥200 million

Year ended March 31, 2003:	Bond interest expenses: ¥400 million, Related expenses for NYSE listing: ¥284 million

3.	Extraordinary income mainly consists of the following:

Six months ended September 30, 2002:	—

Six months ended September 30, 2003:	Gain on sale of investment securities: ¥1,300 million

Year ended March 31, 2003:	Gain on sale of investments in subsidiaries: ¥1,769 million, Gain on transfer of business: ¥3,972 million

Note:

Extraordinary income for the six months ended September 30, 2002 did not include any items significant enough to require separate disclosure.

4.	Extraordinary losses mainly consist of the following:

Six months ended September 30, 2002:	Loss on disposal of buildings: ¥56 million, Loss on disposal of tools, furniture and fixtures: ¥22 million

Six months ended September 30, 2003:	Loss on sale of land and buildings: ¥2,111 million

Year ended March 31, 2003:	Loss on sale of investments in subsidiaries: ¥39,010 million

5.	Depreciation expense for each period is as follows:

(Millions of Yen)

	September 30, 2002	September 30, 2003	March 31, 2003
Tangible fixed assets	¥323	¥436	¥1,965
Intangible fixed assets	211	220	656

Leases

Finance leases other than those deemed to transfer ownership of leased property to the lessee:

1.	Acquisition cost, accumulated depreciation, and ending balance of leased assets

(Millions of Yen)

	September 30, 2002			September 30, 2003			March 31, 2003
	Acquisition Cost	Accumulated depreciation	Ending balance	Acquisition Cost	Accumulated depreciation	Ending balance	Acquisition Cost	Accumulated depreciation	Ending balance
Tangible fixed assets -other	¥1,511	¥750	¥761	¥1,629	¥1,069	¥559	¥1,599	¥1,006	¥593

Total	¥1,511	¥750	¥761	¥1,629	¥1,069	¥559	¥1,599	¥1,006	¥593

2.	Obligations under finance leases

(Millions of Yen)

	September 30, 2002	September 30, 2003	March 31, 2003
Due within one year	¥455	¥251	¥370
Due after one year	341	334	251

Total	¥796	¥586	¥622

3.	Lease payments, depreciation expense and interest expense

(Millions of Yen)

	Six month ended September 30, 2002	Six month ended September 30, 2003	Year ended March 31, 2003
Lease payments	¥225	¥232	¥472
Depreciation expense	216	222	452
Interest expense	9	7	19

4.	Depreciation expense is computed according to the straight-line method with lease term as useful life and salvage value of zero.

5.	Interest expense is defined as the difference between total lease payment and acquisition cost, and allocated using the effective interest method to each period.

Investments	in Subsidiaries and Affiliated Companies

Investments in subsidiaries and affiliated companies as of each balance sheet date are as follows:

(Millions of Yen)

	September 30, 2002			September 30, 2003			March 31, 2003
	Balance sheet amount	Market value	Differences	Balance sheet amount	Market value	Differences	Balance sheet amount	Market value	Differences
Investments in subsidiaries	¥70,327	¥74,513	¥4,185	¥1,312	¥38,517	¥37,205	¥1,312	¥34,993	¥33,680
Investments in affiliated companies	11,905	22,191	10,286	12,194	21,225	9,030	12,194	18,251	6,057

Total	¥82,233	¥96,705	¥14,471	¥13,506	¥59,742	¥46,235	¥13,506	¥53,245	¥39,738